SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the month of February, March.2003.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: March 31, 2003 By:* m. Taherzadeh (Signature)*

Mesbah Taherzadeh, P. Eng.

President & CEO

QI System Inc.

*Print name and title under the signature of the signing officer

BC FORM 51-901F

Quarterly Report

Incorporated as part of : Schedule A

X Schedule B & C

ISSUERS DETAILS:

NAME OF ISSUER QI Systems Inc.

ISSUER ADDRESS # 101-3820 Jacombs Road,

Richmond, B.C. V6V 1Y6

CONTACT PERSON Mesbah Taherzadeh

CONTACT'S POSITION President & CEO

CONTACT TELEPHONE NUMBER 604-248-2301

CONTACT E-MAIL mesbaht@qisystems.ca

WEB SITE ADDRESS www.qisystems.ca

FOR THE QUARTER ENDED December 31, 2002

DATE OF REPORT March 7, 2003

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

MESBAH TAHERZADEH “MESBAH TAHERZADEH” 03/03/07

NAME OF DIRECTOR SIGN DATE SIGNED

ALLEN D. GRAVES “ALLEN D. GRAVES” 03/03/07

NAME OF DIRECTOR SIGN DATE SIGNED

SCHEDULE B

QI SYSTEMS INC.

SHARE CAPITAL AS AT June 30, 2002

Expressed in $U.S.

COMMON SHARES

AUTHORIZED	200,000,000
ISSUED	16,363,501
ESCROWED	750,000

OUTSTANDING STOCK OPTIONS

DIRECTORS, OFFICERS & CONSULTANTS

24,000	@$0.50	Exercisable by December 31, 2004
200,000	@$1.26	Exercisable by April 20, 2005
300,000 246,000	@$0.75 @$0.50	Exercisable by April 26, 2006 Exercisable by December 31, 2007

EMPLOYEES

111,500	@$1.26	Exercisable by January 15, 2003
128,400	@$1.26	Exercisable by December 30, 2003
94,000 141,500	@$1.26 @$0.50	Exercisable by December 31, 2004 Exercisable by December 31, 2004
97,000 307,000	@$1.26 @$0.50	Exercisable by December 22, 2005 Exercisable by December 31, 2007

OUTSTANDING WARRANTS

3,550,000 333,333	@$0.40 @$0.40	Exercisable by May 3, 2004 Exercisable by December 4, 2004

During the quarter ended December 31, 2002, Incentive Stock Options to purchase up to a total of 718,500 Common Shares without par value as to 553,000 on or before December 31, 2007 and as to 165,500 on or before December 31, 2004 were issued to Directors, Officers, Consultant, and Employees. 300,000 options of a consultant were cancelled as a result of termination of its contract with the Company.

DIRECTORS:

OFFICERS

Mesbah Taherzadeh	President & CEO	Mesbah Taherzadeh
Billy Gene Parker Jr. Lillie Cocunato Matthew Yugovich Craig R. Jones Allen D. Graves	Vice-President - Sales & Marketing and Secretary	Craig Jones

SCHEDULE C

QI SYSTEMS INC.

MANAGEMENT DISCUSSION - December 31, 2002

QI Systems Inc. develops and designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending, with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. Similar systems are considered for use in the Philippines, Chile, South Korea, Japan and South Africa.

QI's SmartKit technology enables debit card purchases by consumers from a wide range of vending machines. The SmartKit is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Telus SmartONE card and others. Due to the modular structure of the SmartKit, multiple card schemes can be processed in parallel in the same unit with new schemes added at a later date. QI's SmartKits have been installed in a variety of vending machines, dispensing soft drinks, coffee, snack and sandwiches, Laundromat machines (Maytag, Speed Queen), copiers, newspaper vending boxes for such publications as USA Today and Pay and Display parking machines. QI's handheld console is capable of being used as a value reload station and as a POS terminal for Smart Cards.

During the quarter, consulting fees of $36,179 was accrued to Directors and Officers of the Company and professional fees of $26,485 was accrued for legal and audit.

During the quarter, the Company did not incur any expenses relating to National Policy 41 and the Company did not experience any material difference in any actual use of any proceeds from any previous disclosure, which had been made by the Company regarding its intended use by the Company.

We continue to finance our operations from internal sources but now that we have completed the development of our SmartKit® products we are aggressively exploring external sources of funding so we can implement our Business Plan.

EFM, City of Dawson Creek, USAToday, Cale Parking Equipment and Show Rack all placed orders for more QI's Vending Head Payment Terminals, and Revalue Machines for installation in their respective operations during July, August, and September 2002.

Jayd LLC placed order for its first Revalue Stations to be installed at the MBTA's Quincy Adams Transit Station. This first reload station is capable of adding value to the Jayd proprietary Smart Card Scheme (SETEC Card Scheme). The reload station is already in operation. Further orders for similar equipment are pending.

The Board of Directors appointed two new Directors during the month of October. They are, Mr. Matthew Yugovich, and Mr. Craig R. Jones.

The Company also negotiated a Private Placement for a total of 333,333. Units, each consisting of one common share and a non-transferable share purchase warrant in the capital stock of the Company, to net the treasury an aggregate of $100,000.US. This Private placement was completed effective December 4, 2002, and received the Exchange's approval.

The Company held its Annual General Meeting on December 6, 2002 at its premises in Richmond B.C., Canada. At the meeting Mr. Allen D. Graves was nominated and subsequently elected to the Board Of Directors of the Company

Once again, QI Systems Inc. was the feature profile of the BTV, Business Television on December 7th. And 8th. 2002. The series were broadcasted across N. America.

CALE Parking Equipment of Montreal placed further purchase orders for 16 additional Hybrid Payment Terminals to be installed in their Pay and Display Parking Machines.

Three more Revalue Stations were shipped to Jayd LLC, for final delivery to the Central Parking Corporations. These units are destined for installation at MBTA's Park & Ride stations throughout Metropolitan Boston.

The Company received purchase order from Slim Line Design Ltd. Of British Columbia for manufacturing and delivery of 140 SmartVend devices that are to be integrated into their controlled dispensing systems, as part of their agreement to supply such devices to one of the largest Canadian cigarette manufacturing corporations.

A city in State of Colorado placed an order to develop, design, and manufacture a self serve kiosk that is capable of dispensing and selling Smart Cards, Reloading cash to the Smart Cards, and accepting payment from the same Smart Cards for dispensing bulk water.

Ms. Lillie Cocunato and Mr. Craig R. Jones resigned from the Board of Directors of the Company effective February 24, 2003.

All QI news releases can be found at our web site: http://www.qisystems.ca, or at http://www.sedar.ca.

Our email address is: info@qisystems.ca.

BC FORM 51-901F

Quarterly Report

Incorporated as part of : X Schedule A

Schedule B & C

ISSUERS DETAILS:

NAME OF ISSUER QI Systems Inc.

ISSUER ADDRESS # 101-3820 Jacombs Road,

Richmond, B.C. V6V 1Y6

CONTACT PERSON Mesbah Taherzadeh

CONTACT'S POSITION President & CEO

CONTACT TELEPHONE NUMBER 604-248-2301

CONTACT E-MAIL mesbaht@qisystems.ca

WEB SITE ADDRESS www.qisystems.ca

FOR THE QUARTER ENDED December 31, 2002

DATE OF REPORT March 7, 2003

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

MESBAH TAHERZADEH “MESBAH TAHERZADEH” 03/03/07

NAME OF DIRECTOR SIGN DATE SIGNED

ALLEN D. GRAVES “ALLEN D. GRAVES” 03/03/07

NAME OF DIRECTOR SIGN DATE SIGNED

SCHEDULE A

QI SYSTEMS INC.

BALANCE SHEET

AS AT DECEMBER 31, 2002 (unaudited)

Expressed in $U.S.

Audited

June 30

	2002	2002
ASSETS	$	$
CURRENT
CASH / SHORT TERM INVEST	44,841	83,961
RECEIVABLES	66,398	37,749
PREPAIDS	6,907	6,347
SHARE SUBSCRIPTIONS	0	815,994
INVENTORY	90,827	143,170
	208,973	1,087,221

FIXED ASSETS
net ACCUM. DEPRECIATION	21,835	21,835

	230,808	1,109,056
LIABILITIES
CURRENT
ACCOUNTS PAYABLE	476,139	813,936
SHAREHOLDERS' LOANS	0	326,415
DEFERRED REVENUE	0	25,000
	476,139	1,165,351

SHARE CAPITAL AND DEFICIT
SHARE CAPITAL	9,419,686	9,319,686
ISSUED 16,363,501 / 12,280,168
DEFICIT	(9,598,580)	(9,341,770)
CUMULATIVE TRANSLATION ADJUSTMENT	(66,437)	(34,211)

	230,808	1,109,056

APPROVED BY DIRECTORS

“MESBAH TAHERZADEH”	“ALLEN D. GRAVES”

SCHEDULE A(1)

QI SYSTEMS INC.

STATEMENT OF CASH FLOWS

Expressed in $U.S. (unaudited)

	3 Months Ended December 31		6 Months Ended December 31
	2002	2001	2002	2001
	$	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
LOSS FOR THE PERIOD	(242,280)	(194,442)	(256,809)	(364,404)
CUMULATIVE TRANSLATION ADJ.	(48,670)	9,110	(32,227)	115,363
	(290,950)	(185,332)	(289,036)	(249,041)

CHANGES IN NON-CASH WORKING CAPITAL

ACCOUNTS RECEIVABLE	35,913	88,232	(28,649)	(4,693)
PREPAIDS	(1,232)	434	(560)	(1,788)
SHARE SUBSCRIPTONS	0	0	815,994	0
INVENTORY	52,343	(4,127)	52,343	(9,051)
ACCOUNTS PAYABLE & ACCRUALS	60,359	(107,607)	(362,797)	23,813
	147,383	(23,068)	476,331	(39,345)

CASH FLOWS FROM FINANCING ACTIVITIES

ISSUANCE OF SHARE CAPITAL	100,000	270,000	100,000	270,000
SHAREHOLDERS' LOAN	0	(54,430)	(326,415)	15,600
	100,000	215,570	(226,415)	285,600

CASH FLOWS FROM INVESTING ACTIVITIES

ADDITIONS TO FIXED ASSETS	0	0	0	0

NET CHANGE IN CASH	(43,567)	7,170	(39,120)	(2,786)

CASH - BEGINNING OF PERIOD	88,408	2,283	83,961	12,239

CASH - END OF YEAR	44,841	9,453	44,841	9,453

SCHEDULE A(2)

QI SYSTEMS INC.

STATEMENT OF PROFIT AND LOSS

Expressed in $U.S. (unaudited)

	3 Months Ended December 31		6 Months Ended December 31
	2002	2001	2002	2001
	$	$	$	$
REVENUE

Interest	63	4	136	19
Sales	36,252	22,656	242,005	125,747
	36,315	22,660	242,141	124,766

COST OF GOODS SOLD
	7,955	27,236	60,934	142,074

GROSS (LOSS) PROFIT	28,360	(4,576)	181,207	(16,308)

EXPENSES

ADMINISTRATION

Consulting fees	36,175	41,052	73,217	76,321
Professional fees	30,280	16,830	37,388	33,111
Misc. expense	16,008	1,546	23,280	5,268
Office expense	5,284	1,754	7,834	1,955
Regulatory expense	8,067	8,088	8,067	9,847
Rent	10,531	5,575	18,966	10,004
Salary	6,958	837	25,596	4,851
Telephone	256	821	2,477	1,614
Transfer fees	916	724	2,249	1,173
	114,475	77,227	199,074	144,144
RESEARCH & DEVELOPMENT

Computer expenses	0	(4)	0	374
Consulting fees	14,046	(4,718)	14,053	0
Misc. expense	2,574	1,750	2,574	2,746
Product parts	0	0	0	0
Salary	90,051	91,201	161,118	148,111
Tools - misc.	0	(6)	0	551
Travel	0	1,200	0	2,107
	106,671	89,423	177,745	153,889

MARKETING	42,207	23,216	61,198	50,063

NET LOSS FOR THE PERIOD
	(234,993)	(194,442)	(256,810)	(364,404)

LOSS PER SHARE	$0.01	$0.01	$0.02	$0.03

SCHEDULE A(3)

QI SYSTEMS INC.

STATEMENT OF DEFICIT

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2002

Expressed in $U.S. (unaudited)

	2002	2001
	$	$

DEFICIT - BEGINNING OF YEAR	9,341,770	8,375,330

NET LOSS FOR THE PERIOD	256,810	364,404

DEFICIT - END OF PERIOD	9,598,580	8,739,734

Hybrid Payment Terminal Solid Product Line for QI Systems Inc.

Tue, Mar 11, 2003, Richmond, BC — Vancouver, B.C. - QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange QII.U), announced today that orders for its Hybrid Payment Terminal continue to increase, making it one of the company's most successful product lines. CALE Parking Equipment, Inc. of Montreal placed an order for 110 additional HPTs immediately, and contracted for an additional 100+ HPTs within the next 10 months. Each order totals in excess of $100,000 Canadian dollars.   "These orders are significant for us because they prove that our customers have confidence in our ability to produce quality products," says Mesbah Taherzadeh, President/CEO of QI Systems, Inc.

QI's HPTs are being installed in CALE Pay & Display Parking machines, which in turn will be sold to ParkSmart, a wholly owned subsidiary of Coinamatic Canada, Inc.

Since early 2000, QI and CALE have worked together to provide smart solutions for parking industry worldwide, with the development of a payment terminal that would accept smart cards and credit cards. This integration of both payment methods in a single design, included ParkSmart's SmartCity card scheme into the hybrid payment terminal.

"This new device is now capable of operating in low power mode, and can accept multiple smart cards and magnetic stripe cards," reports Taherzadeh.

"QI's willingness to work and develop a product that meets market needs has played a great role in our signing this strategic contract and solidifies CALE's position as one of Canada's premier metered parking device companies," says Mr. Pierre Barre, President of CALE Parking Equipment, Inc.

CALE Parking Equipment Inc. is a Montreal, Quebec firm that distributes metered parking devices manufactured by CALE of Sweden. "CALE Sweden has presence in over 35 countries, and by working in concert with the firm's distribution arm, CALE Parking Equipment, QI is extending its global footprint as well," says Taherzadeh.

For more information about Cale Parking Equipment Inc. you can contact Mr. Pierre Barre at 450 461-0880 or visit their web site: www.caleparking.com.

About QI Systems Inc.-QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the U.S., Venezuela, Hong Kong, the UK, and Norway. QI's SmartVendTM technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVendTM system is currently being used in conjunction with many card schemes, including Visa Cash, Mondex (Multos), CANTV (Venezuelan phone card), Card Touch and others. Due to the modular structure of SmartVendTM, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QI's SmartVendTM systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, Laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

{Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently, anticipated. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained. Shareholders, potential investors and other readers are urged to consider theses factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

END OF SUBMISSION